Exhibit 99.3

Diginex Limited Announces Extraordinary General Meeting to Approve Proposed Acquisition of Resulticks

Board convenes EGM for 8 October 2026 to approve the share purchase agreement with Resulticks, an increase in authorized share capital and the adoption of amended and restated memorandum and articles of association, record date set at 14 August 2026

LONDON, August 14, 2026 (GLOBE NEWSWIRE) - Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a provider of ESG, sustainability and compliance solutions to institutional and corporate clients, today announced that its Board of Directors has resolved to convene an extraordinary general meeting of shareholders (the “EGM”) on Thursday, October 8, 2026.

The EGM is being convened in connection with the Company’s proposed acquisition of Resulticks Global Companies Pte. Limited (“Resulticks”) (the “Transaction”), pursuant to the amended and restated share purchase agreement dated 14 August 2026 (the “SPA”) announced by the Company earlier today. Under the SPA, the consideration for the Transaction comprises 600,000,000 Diginex ordinary shares, issued at a price of US$1.75 per share, payable entirely by the issuance of new equity.

Resolutions to be proposed at the EGM

At the EGM, shareholders will be asked to consider and, if thought fit, approve resolutions covering the following matters, the full text of which will be set out in the notice of EGM:

1.	the approval of the SPA and the transactions contemplated thereby, including the allotment and issuance of the new ordinary shares comprising the consideration for the Transaction;

2.	an increase in the authorized share capital of the Company to provide sufficient headroom for the shares issuable in connection with the Transaction;

3.	the adoption of amended and restated memorandum and articles of association of the Company; and

4.	a consolidation of the Company’s ordinary shares, intended to ensure that, in connection with the Transaction, the enlarged group satisfies the requirements applicable to its Nasdaq initial listing application.

The full text of the resolutions will be set out in the notice of EGM.

Record date and voting

The Board has fixed the close of business (New York time) on August 14, 2026 as the record date for the EGM (the “Record Date”). Shareholders of record as at the Record Date will be entitled to receive notice of, attend and vote at the EGM.

The notice of EGM, together with the accompanying proxy materials, will be furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K and made available on the Company’s website, and will be distributed to shareholders of record on or around September 25th, 2026.

Transaction timetable

Completion of the Transaction remains subject to the satisfaction or waiver of the conditions set out in the SPA, including, among others: approval of the resolutions described above, approval by Nasdaq of the Company’s initial listing application in accordance with Nasdaq Rule 5110, receipt of required regulatory and third-party consents, and other customary conditions. Subject to the satisfaction (or, where permitted, waiver) of those conditions, completion is targeted for no later than 30 October 2026.

There can be no assurance that the conditions for the Transaction will be satisfied or waived, or that the Transaction will be completed on the terms described, or at all.

About Diginex

Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”) is a London-headquartered RegTech business, providing ESG, sustainability and compliance solutions through an integrated platform trusted by global enterprises and financial institutions.

Its portfolio of products and services spans the full sustainability lifecycle, including Diginex ESG (reporting), Plan A (carbon accounting), Matter (data and investment intelligence), Lumen (supply chain risk and traceability), Apprise (worker voice), and The Remedy Project (human rights remediation), combining technology, analytics and advisory services to turn verified data into decision-ready business intelligence.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Resulticks

Resulticks is a connected customer engagement solution designed for real-time, data-driven audience experiences. It helps brands unify customer data, orchestrate communications across channels, and make more informed business decisions through AI-powered intelligence and analytics. Resulticks serves enterprises across North America, Asia, and the Middle East and is headquartered in New York, with additional offices in India, Singapore, and Dubai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements regarding the EGM, the proposed resolutions, the Transaction and the expected timing of completion. These statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated, including the risk that the conditions to completion of the Transaction are not satisfied or waived, that required shareholder, regulatory or Nasdaq approvals are not obtained, or that the Transaction does not complete on the expected timetable or at all. The Company undertakes no obligation to update these statements except as required by law.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Jan Hutterer

Kirchhoff Consult

Phone: +49 (40) 609186-0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global